Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Disclosure in furtherance of the disclosures made by Tata Motors Limited on October 12, 2021

March 30, 2022, Mumbai: In furtherance to our filing dated October 12, 2021 relating to the Securities Subscription Agreement dated October 12, 2021 ("Agreement") executed by Tata Motors Limited ("the Company") with TPG RISE Climate TopGun Pte. Ltd. ("TPG"), a private equity fund, for a potential investment aggregating to ₹7,500 crores ("Proposed Transaction") and incorporation of a wholly owned subsidiary of the Company, viz., Tata Passenger Electric Mobility Limited ("Subsidiary").

Further to the aforesaid disclosures, we hereby wish to inform you that pursuant to the Agreement, TPG has subscribed to 3,75,00,000 Compulsorily Convertible Preference Shares of the face value of ₹1,000/- each in the Subsidiary ("Tranche I Investor Securities") on March 30, 2022, for an aggregate consideration of ₹3750,00,00,000/- as the first tranche of the Proposed Transaction.

Pursuant to the aforesaid, the Board of Directors of the Subsidiary has, on March 30, 2022, accorded its approval for the allotment of the Tranche I Investor Securities to TPG as per the terms and conditions of the Proposed Transaction.

Please take note of the above and bring the same to the notice of all concerned.

-Ends-

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.